Exhibit 99.103

Collective Mining Expands Apollo by up to 150 Metres to the Northwest by Drilling 513.70 Metres at 2.20 g/t AuEq and 825.70 Metres at 1.11 g/t AuEq

Toronto, Ontario, May 27, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce assay results for three drill holes into the Apollo Porphyry System (“Apollo”) at the Guayabales Project in Caldas, Colombia. The Company presently has five drill rigs operating at the project as part of its fully funded 40,000 metres drill program for 2024. Presently, drill rigs are operating at the Apollo, Box, Olympus and Trap targets. Drill cores from multiple holes are currently being assayed at ALS Laboratory in Lima, Peru with further results expected in short order.

Ari Sussman, Executive Chairman commented: “Our 2024 exploration program continues to yield positive surprises with Apollo now materially expanding and widening to the northwest. Drilling over the balance of the year at Apollo will remain aggressive as we continue to push the limits of the system while simultaneously targeting high-grade sub-zones within the known mineralization envelope. Elsewhere on the Guayabales Project, we have completed the first two shallow drill holes at the Box target with core logging indicating there is a very large hydrothermal fluid system in place with deeper drilling required from the next set of holes (now underway). At the Trap target, we have refined the geological model and now interpret that mineralization is related to a wide deformation zone on the west side of a northwest trending fault. The current hole underway (TRC-11) was planned on this basis and visually has cut significant mineralization over 175 metres in length and counting (still drilling). Lastly, at the Olympus target, steeply dipping veins have been intersected at a shallow elevation and if assays are favourable, would connect Apollo with Olympus in the northeast corner of Apollo. We remain committed to our goal of outlining a series of closely spaced porphyry and porphyry related systems capable of producing at more than 400,000 gold equivalent ounces on an annual basis.”

Please click here to watch a video of David Reading, Special Advisor to the Company and a QP under NI 43-101 providing a detailed overview of drill hole APC-95.

Highlights (see Tables 1-2 and Figures 1-4)

●	Drill hole APC-95 was drilled northerly from Pad 14 and encountered outstanding continuous mineralization while expanding the Apollo System (“Apollo”) locally to the north by 50 metres. On a gram X metre basis, APC-95 is the sixth highest-grade intercept at Apollo yielding 1,128 g/t AuEq. Additionally, APC-95 is the eleventh gram X metre intercept at more than 1,000 g/t AuEq drilled to date at Apollo (see Table 2). Assay results for APC-95 are as follow:

○	513.70 metres @ 2.20 g/t gold equivalent from 207.20 metres including:

■	116.95 metres @ 4.88 g/t gold equivalent from 295.40 metres

●	Drill hole APC-97, which was drilled to the northwest from Pad 14, cut the second longest intercept drilled to date at Apollo (825.70 metres) while materially expanding the dimensions of the Apollo system to the northwest by 150 metres and encountering high-grade near the bottom of the hole. Apollo remains completely open in this direction for further growth with future step-out holes planned in this regard. Assay results for APC-97 are as follows:

○	825.70 metres @ 1.11 g/t gold equivalent from 192.00 metres including:

■	105.25 metres @ 2.02 g/t gold equivalent from 205.30 metres, and;
■	74.90 metres @ 2.06 g/t gold equivalent from 479.10 metres, and;
■	54.55 metres @ 1.97 g/t gold equivalent from 825.05 metres, and;
■	18.05 metres @ 2.46 g/t gold equivalent from 909.30 metres

●	Partial results for the shallow portion of drill hole APC-93 were previously released where the Company drilled a long and continuous high-grade intercept through Apollo (see press release dated March 12, 2024). Final results for hole APC-93 are now in hand with the Company intersecting Olympus Deep mineralization approximately 125 meters east of discovery hole APC88-D1 (202.35 metres @ 2.16 g/t AuEq; see press release dated January 30, 2024) with results as follows:

o	560.05 metres @ 1.83 g/t gold equivalent from 127.25 metres (Apollo; previously released)

o	34.90 metres @ 1.10 g/t gold equivalent from 788.10 metres (Olympus)

o	42.00 metres @ 0.79 g/t gold equivalent from 898.00 metres (Olympus)

o	66.50 metres @ 1.18 g/t gold equivalent from 1,036.75 metres (Olympus) including:

▪	16.75 metres @ 2.48 g/t gold equivalent from 1,049.15 metres.

Table 1: Assays Results for Drill Holes APC-93, APC-95 and APC-97

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo ppm	WO3 ppm	AuEq g/t*
APC-93	127.25	687.30	560.05	1.18	34	0.13	4	52	1.83**
and	788.10	823.00	34.90	0.98	8	0.03	16	7	1.10
and	898.00	940.00	42.00	0.72	4	0.02	25	7	0.79
and	1,036.75	1,103.25	66.50	1.12	5	0.02	19	6	1.18
incl.	1,049.15	1,065.90	16.75	2.40	9	0.02	22	6	2.48
APC-95	5.75	23.75	18.00	0.96	17	0.03	3	14	1.18
and	92.65	103.65	11.00	1.01	5	0.03	5	5	1.09
and	207.20	720.90	513.70	1.50	42	0.18	3	8	2.20
incl.	295.40	412.35	116.95	3.73	76	0.26	2	10	4.88
APC-97	192.00	1,017.70	825.70	0.83	15	0.09	4	8	1.11
incl	205.30	310.55	105.25	0.78	52	0.48	9	18	2.02
& incl.	479.10	554.00	74.90	1.81	19	0.05	5	7	2.06
& incl.	825.05	879.60	54.55	1.91	7	0.02	1	8	1.97
& incl.	909.30	927.35	18.05	2.37	11	0.03	2	7	2.46

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Cu (%) x 1.47 x 0.90) + (Mo (%) x 7.41 x 0.85) + (WO3 (%) x 5.47 x 0.72) utilizing metal prices of Cu – US$3.95/lb, Ag – US$25/oz, Mo - US$20/lb , WO3 - US$32,500/t and Au – US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, 72% for WO3 and 90% for Cu. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, and April 11, 2024. Recovery molybdenum is speculative as limited metallurgical work has been completed to date on this metal. True widths are unknown, and grades are uncut.
**	Previously announced on March 12, 2024.

The robustness of the Guayabales Project is exemplified by drill results at the Apollo system which show extraordinarily consistent and continuous high-grade mineralization beginning at surface and continuing to depths of more than 1,000 metres. All of the intercepts drilled to date which average at least 1,000 g/t AuEq on a gram x metre basis are summarized in the following table.

Table 2: Apollo Drill Holes at More Than 1,000 g/t Gold Equivalent on a Gram X Metre Basis

Ranking	Hole ID	From (m)	To (m)	Length (m)	Grade (g/t AuEq)*	Gram x Metres	Press Release Date
1	APC-72	2.00	521.10	519.10	2.74	1,424.29	October 30, 2023
2	APC-55	0.00	792.25	792.25	1.71	1,352.93	June 27, 2023
3	APC-64	33.40	484.80	451.40	2.67	1,205.24	September 7, 2023
4	APC-35	7.00	366.15	359.15	3.32	1,192.38	March 15, 2023
5	APC-60	41.60	599.45	557.85	2.10	1,171.49	August 15, 2023
6	APC-95	207.20	720.90	513.70	2.20	1,128.17	New (May 27, 2024)
7	APC88-D2	68.10	617.00	548.90	1.91	1,049.54	January 30, 2024
8	APC-93	127.25	687.30	560.05	1.83	1,026.08	March 12, 2024
9	APC-53	232.95	562.70	329.75	3.10	1,022.23	June 13, 2023
10	APC-65	0.00	503.25	503.25	2.00	1,006.52	September 26, 2023
11	APC-63	0.00	593.65	593.65	1.69	1,003.27	September 7, 2023

*	See individual press releases on aforementioned dates for AuEq calculations.

Figure 1: Plan View of the Apollo and Olympus Targets With an Overlay of Drill Holes Announced in This Release

Figure 2: Drill Core Tray Photo Highlighting APC-95

Figure 3: Drill Core Tray Photo Highlighting APC-97

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objective is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower or X targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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